Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-87440

Relating to Preliminary Prospectus Supplement

Dated July 24, 2007

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus supplement dated July 6, 2007 and accompanying prospectus dated October 8, 2002 that form a part of our Registration Statement on Form S-3 (File No. 333-87440) (collectively, the “preliminary prospectus”). The preliminary prospectus can be accessed through the following link: http://sec.gov/Archives/edgar/data/878774/000111667907001799/amac424b5.htm. This free writing prospectus sets forth certain changes to the preliminary prospectus that, among other things, reflect (i) the decrease in the number of preferred shares that we are offering and that are subject to the over-allotment option and (ii) revised disclosure relating to restrictions on the ownership and transfer of our securities.

725,000 Shares

American Mortgage Acceptance Company

% Series A Cumulative Convertible Preferred Shares

(Liquidation Preference $25.00 per share)

The following updates the disclosure in the preliminary prospectus. References to “we,” “us,” and “our” are used in the manner described in the preliminary prospectus.

Decrease in Preferred Shares Being Offered

We have decreased the number of Series A Cumulative Convertible Preferred Shares (“Preferred Shares”) that we are offering from 1,680,000 shares, as stated in our preliminary prospectus, to 725,000 shares. In addition, we have decreased the number of Preferred Shares that are subject to the underwriters’ over-allotment option from 210,000 shares, as stated in our preliminary prospectus, to 66,750 shares.

Use of Proceeds

The net proceeds to us from this offering, after deducting the underwriting discount and estimated offering expenses of $550,000 will be approximately $17.0 million (or approximately $18.6 million if the underwriters’ over-allotment option is exercised in full).

Restrictions on Ownership and Transfer

The following sections in our preliminary prospectus relating to restrictions on the ownership and transfer of our securities are amended and superseded by the sections below.

Summary—The Offering—Restrictions on Ownership and Transfer (page S-8)

Subject to certain exceptions, no person or entity may own, directly or indirectly, more than 9.8% of our outstanding shares entitled to vote, which includes the Preferred Shares and our common shares.

If any transfer of the Preferred Shares or common shares occurs (including the acquisition of common shares upon a conversion of the Preferred Shares) which, if effective, would result in any person or entity owning, directly or indirectly, our shares in violation of the ownership limits set forth above, then that number of shares that would cause the violation will be deemed to have been offered for sale to us or any designee for a period subsequent to the acquisition and the intended transferee will not acquire any rights in such shares.

Risk Factors—Our declaration of trust contains limits on ownership and transfer of our common shares and the Preferred Shares, which could have adverse consequences to you. (page S-11)

Our declaration of trust contains provisions that restrict the ownership and transfer of our common shares and the Preferred Shares. In particular, it provides that, subject to certain exceptions, no person or entity may own, directly or indirectly, more than 9.8% of our outstanding shares entitled to vote. We consider our Preferred Shares as shares entitled to vote due to certain voting rights conferred on the Preferred Shares and the conversion feature into our common shares. If any transfer of the Preferred Shares or other shares occurs (including the acquisition of common shares upon a conversion of the Preferred Shares) which, if effective, would result in any person or entity owning, directly or indirectly, our common shares or the Preferred Shares in violation of the ownership limits set forth above, then that number of shares that would cause the violation will be deemed to have been offered for sale to us or any designee for a period subsequent to the acquisition and the intended transferee will not acquire any rights in such shares. In addition, since the conversion of the Preferred Shares into common shares would result in a shareholder increasing the total number of our capital shares that it holds due to the application of the conversion ratio, a conversion could result in a violation of the 9.8% ownership limit with respect to a shareholder that does not own in excess of 9.8% of our shares prior to such conversion.

Our ownership limit and transfer restrictions may have the effect of delaying, deferring or preventing a change in control and, therefore, could adversely affect our shareholders’ ability to realize a premium over the then prevailing market price for our common shares in connection with a change in control. The ownership limit and transfer restrictions would also preclude Preferred Shareholders from increasing their position in the Preferred Shares above the proscribed 9.8% limit and may also constrain certain transferees from being able to purchase the Preferred Shares.

Description of Preferred Shares—Restrictions on Ownership (page S-36)

In order for us to qualify as a REIT, our shares must be beneficially owned by 100 or more persons for at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, not more than 50% of the number or value of the outstanding shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain exempt entities) during the last half of a taxable year or during a proportionate part of a shorter taxable year. In order to prevent five or fewer individuals from acquiring more than 50% of our outstanding shares, and a resulting failure to qualify as a REIT, we limit the ownership and transfer of shares in order to comply with such limitations.

Certain transfers or purchases may be prohibited by the board of trustees to ensure our continued qualification as a REIT under the Code. The board of trustees may require each proposed transferee of shares to deliver a statement or affidavit setting forth the number of shares, if any, already owned, directly or indirectly, by such transferee and may refuse to permit any transfer of shares which would cause an accumulation of shares that would jeopardize our status as a REIT.

Our declaration of trust provides that the board of trustees may redeem shares in order to maintain our REIT status. The redemption price is determined in good faith by our independent trustees.

Our declaration of trust provides that, subject to certain exceptions, if at any time, a person or entity becomes an owner of, or is deemed to own by virtue of the attribution provisions of the Code, more than 9.8% of the aggregate amount of our outstanding shares entitled to vote, then the shares most recently acquired by such person or entity which are in excess of the 9.8% limit (the “Excess Shares”) will have the following characteristics:

•	not have any voting rights;

•

not be deemed outstanding for the purpose of determining a quorum at the annual meeting or any special meeting of shareholders or for determining the number of outstanding shares for purposes of determining a “majority of the outstanding shares” in connection with a shareholders’ vote without a meeting;

•

any dividends or distributions with respect to the Excess Shares will be held by us in a savings account for the benefit of the holders of such Excess Shares until such time as the Excess Shares cease to be Excess Shares; and

•

Excess Shares shall be deemed to have been offered for sale to us or our designee for a period of 120 days from the date of (i) the transfer that created the Excess Shares, if we had actual knowledge of the transfer or (ii) if we do not have actual knowledge of the transfer, the determination by the trustees in good faith that a transfer creating Excess Shares has taken place. The price for such Excess Shares shall be their fair market value as of the date of either (i) or (ii) above.

After we give notice of our intention to purchase the Excess Shares such shares shall have no further rights beyond the right of the shareholder to receive payment for them.

Any person or entity who acquires Excess Shares is obliged to immediately give written notice to us and provide us with any information we may request in order to determine the effect of the acquisition on our status as a REIT.

Federal Income Tax Considerations—Conversion into Common Shares

Except as discussed below, a U.S. holder generally will not recognize (i.e. take into account for U.S. federal income tax purposes) gain or loss upon the conversion of the Preferred Shares, except to the extent of any cash or common shares received attributable to accrued, cumulated and unpaid dividends, which will be treated as described above under “Distributions and Dividends.” Except as discussed below, the adjusted tax basis of common shares received on conversion, other than common shares attributable to accrued, cumulated and unpaid dividends, generally will equal the adjusted tax basis of the Preferred Shares converted (reduced by the portion of adjusted tax basis allocated to any fractional common shares exchanged for cash), and the holding period of such common shares received on conversion generally will include the period during which the U.S. holder held its converted Preferred Shares prior to conversion.

A U.S. holder’s adjusted tax basis in any common shares received as a dividend upon conversion will equal the fair market value of such common shares, and a U.S. holder’s holding period for such shares shall begin on the day after receipt thereof.

In the event we permit the early conversion of the Preferred Shares, we will pay a U.S. holder cash and/or common shares in an amount equal to the sum of the accrued and unpaid dividends, plus the present value of all future dividend payments on that U.S. holder’s Preferred Shares through and including, 2010. To the extent we pay cash and/or common shares in respect of future dividend payments, the U.S. federal income tax consequences of such payments to U.S. holders is unclear.

Under one alternative, the cash and/or common shares received in respect of future dividend payments could be treated as an additional payment received in connection with the conversion of the Preferred Shares into common shares, in which case gain realized, if any, should be recognized by the U.S. holder but only to the extent of any cash received by the U.S. holder on the conversion. For this purpose, a U.S. holder’s gain realized on the conversion would equal the excess, if any, of the sum of the fair market value of our common shares and the cash received upon such conversion (other than amounts paid for accrued but unpaid dividends) over the U.S. holder’s adjusted tax basis in the Preferred Shares immediately prior to conversion. Any gain recognized by the U.S. holder will be capital gain, unless the receipt of such cash is considered to have the effect of a dividend as determined under section 302(a) of the Code, in which case the gain recognized will be taxable as a dividend to the extent of the holder’s ratable share of our current and accumulated earnings and profits. Gain recognized in excess of the U.S. holder’s ratable share of our current and accumulated profits will be capital gain. To the extent the amount of cash that the U.S. holder receives exceeds the gain realized by the U.S. holder upon the conversion, the excess amount would not be taxable to such U.S. holder but would reduce such U.S. holder’s adjusted tax basis in our common shares received upon the conversion.

Under another alternative, the cash and common shares paid in respect of future dividend payments could be treated as a distribution, subject to tax as a dividend to the extent of our current and accumulated earnings and profits as ordinary income. Under this characterization, the U.S. holder would be taxable on cash and common shares received on account of future dividends even if it realized a loss on its early conversion of the Preferred Shares into our common shares.

A U.S. holder will not be permitted to recognize any loss realized by it upon conversion of the Preferred Shares into common shares at the time of the conversion.

In the event a U.S. holder’s Preferred Shares are converted pursuant to certain other transactions including our consolidation or merger into another person, the tax treatment of such a conversion will depend upon the facts underlying the particular transaction triggering such a conversion.

Cash received upon conversion in lieu of a fractional common share generally will be treated as a payment in a taxable exchange for such fractional common share, and gain or loss will be recognized on the receipt of cash in an amount equal to the difference between the amount of cash received and the adjusted tax basis allocable to the fractional common share deemed exchanged.

Both the Preferred Shares and our common shares are subject to an ownership limitation of 9.8% of our outstanding shares entitled to vote to ensure our compliance with the REIT requirements with respect to dispersion of share ownership. Since a conversion of the Preferred Shares into common shares will result in a greater number of total shares being held after conversion by the converting Preferred Shareholder, you should be aware that the 9.8% limitation on share ownership could be implicated by virtue of the conversion even if the converting Preferred Shareholder held less than 9.8% of our outstanding shares just prior to the conversion.

Each U.S. holder should consult its tax advisor to determine the specific tax treatment in light of its particular circumstances of a conversion of the Preferred Shares into common shares.

We have filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-949-2457.